AMARC RESOURCES LTD.
CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED DECEMBER 31, 2003

(Expressed in Canadian Dollars)

(Unaudited)

AMARC RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31, 2003	March 31, 2003
	(unaudited)	(audited)

ASSETS

Current assets
Cash and equivalents	$8,670,548	$9,849
Marketable securities (note 4)	517,050	605,050
Value added taxes recoverable	60,001	242,192
Prepaid insurance	20,394	2,217
Other receivables	14,501	12,573
Subscriptions receivable	64,900	–
Balances receivable from related parties (note 9)	103,880	–
	9,451,274	871,881

Equipment (note 5)	63,653	77,225
Reclamation deposit (note 10)	–	70,000
	$9,514,927	$1,019,106

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$337,451	$90,451
Balances payable to related parties (note 9)	–	165,550
	337,451	256,001

Shareholders' equity
Share capital (note 8(b))	17,041,827	8,635,675
Contributed surplus (note 8(e))	53,906	5,805
Deficit	(7,918,257)	(7,878,375)
	9,177,476	763,105
Nature of operations (note 1)
Commitments (note 13)
Subsequent events (note 14)
	$9,514,927	$1,019,106

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

AMARC RESOURCES LTD.
Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended Dec. 31		Nine months ended Dec. 31
	2003	2002	2003	2002

Expenses
Conference and travel	$29,182	$2,198	$29,319	$10,894
Depreciation	4,594	5,420	13,572	16,259
Exploration (note 7)	44,354	198,206	63,729	1,625,178
Legal, audit, and accounting	9,353	58,354	28,274	126,567
Management and consulting	66,380	15,642	84,545	55,679
Office and administration	10,959	17,124	40,468	90,974
Salaries and benefits	45,293	42,521	104,609	245,096
Shareholder communication	1,112	84,993	7,692	124,612
Trust and filing	19,794	2,817	24,369	7,768
	231,021	427,275	396,577	2,303,027

Other items
Foreign exchange loss	(1,907)	(11,218)	(11,380)	(36,430)
Gain on sale of marketable securities	353,539	–	354,713	–
Interest	5,059	415	13,362	4,934
	356,691	(10,803)	356,695	(31,496)

Income (loss) for the period	$125,670	$(438,078)	$(39,882)	$(2,334,523)

Basic and diluted income (loss) per share	$0.01	$(0.03)	$(0.00)	$(0.15)

Weighted average number
of common shares outstanding	15,988,587	15,408,845	15,642,752	15,072,777

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

			Nine months ended Dec. 31
			2003	2002
Deficit, beginning of period			$(7,878,375)	$(6,023,654)
Income (loss) for the period			(39,882)	(2,334,523)
Deficit, end of period			$(7,918,257)	$(8,358,177)

The accompanying notes are an integral part of these consolidated financial statements

AMARC RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended Dec. 31		Nine months ended Dec. 31
Cash provided by (applied to):	2003	2002	2003	2002

Operating activities
Income (loss) for the period	$125,670	$(438,078)	$(39,882)	$(2,334,523)
Items not involving cash
Common shares issued for property fees	–	53,699	–	53,699
Depreciation	4,594	5,420	13,572	16,259
Gain on sale of marketable securities	(353,539)	–	(354,713)	–
Share-based compensation (note 8(c))	48,101	–	48,101	–
Changes in non-cash working capital items
Amounts receivable and prepaids	(27,691)	57,802	162,086	(52,841)
Subscriptions receivable	(64,900)	–	(64,900)	–
Balances receivable from and payable to
related parties	(340,709)	242,726	(269,430)	1,338,199
Accounts payable and accrued liabilities	374,122	(14,732)	247,000	(137,567)
	(234,352)	(93,163)	(258,166)	(1,116,774)

Investing activities
Proceeds from sale of marketable securities	428,339	–	442,713	–
Purchase of equipment	–	–	–	(76,984)
Reclamation deposit (note 10)	–	–	70,000	–
	428,339	–	512,713	(76,984)

Financing activities
Issuance of share capital, net of costs	8,406,152	–	8,406,152	221,224
	8,406,152	–	8,406,152	221,224

Increase (decrease) in cash and equivalents	8,600,139	(93,163)	8,660,699	(972,534)
Cash and equivalents, beginning of period	70,409	148,903	9,849	1,028,274

Cash and equivalents, end of period	$8,670,548	$55,740	$8,670,548	$55,740

The accompanying notes are an integral part of these consolidated financial statements

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended December 31, 2003
(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS

Amarc Resources Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, and its principal business activity is the exploration of mineral properties. Its principal mineral property interests are located in British Columbia, Canada, and Durango State, Mexico.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and its ability to continue as a going concern depends upon its capacity to develop profitable operations and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Compania Minera Amarc, S.A. de C.V. and Amarc Exploraciones Mineras, S.A. de C.V., which are incorporated in Mexico. Also included are the accounts of the Precious Exploration Limited Partnership, which is subject to the Company's control and primary beneficial ownership (note 6).

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)

Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

(b)	Marketable securities Marketable securities are recorded at the lower of cost and quoted market value.

(c)	Equipment Equipment is recorded at cost and is depreciated over its estimated useful life using the declining balance method at various rates ranging from 20% to 30% per annum.

(d)	Reclamation deposits Reclamation deposits are recorded at cost (note 10).

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended December 31, 2003
(Expressed in Canadian Dollars)

(e)

Mineral property interests

The acquisition costs of mineral properties are deferred until the properties are placed into production, sold or abandoned. These deferred costs are amortized on a unit-of-production basis over the estimated useful life of the related properties following the commencement of production or written off if the properties are allowed to lapse or are abandoned. If the deferred mineral property costs are determined not to be recoverable over the estimated useful life or are less than estimated fair market value, the unrecoverable portion is charged to earnings in that period.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreement terms for the mineral property interest. Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

Exploration costs and option payments are expensed in the period incurred.

Administrative expenditures are expensed in the period incurred.

(f)

Share capital

Common shares issued for mineral property interests are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of issue or as otherwise provided under the agreement terms to issue the shares.

The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital as the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchaser of the flow-through shares.

Share issue costs are deducted from share capital.

(g)

Share-based compensation

The Company accounts for all non-cash share-based payments to non-employees, and employee awards that are direct awards of shares, that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, granted on or after April 1, 2002, using the fair value method.

Under the fair value method, share-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash share-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash share-based payments to service providers that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Prior to April 1, 2002, no compensation cost was required to be recorded for all other non-cash share-based employee compensation awards. Pursuant to new accounting standards, the

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended December 31, 2003
(Expressed in Canadian Dollars)

Company commenced accounting for non-cash share-based payments to employees using the fair value method, on a prospective basis, effective April 1, 2002. There has been no effect on any prior periods presented.

Under the fair value method, compensation cost attributable to awards to employees that are direct awards of share, or share appreciation rights which call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees which call for settlement in cash or other assets is measured at fair value at the grant date and recognized over the vesting period. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

Consideration received by the Company upon the exercise of share purchase options is credited to share capital.

(h)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values, and rates for depreciation of equipment, as well as the assumptions used in determining the fair value of non-cash share-based compensation. Actual results could differ from those estimates.

(i)

Foreign currency translation

All of the Company's foreign subsidiaries are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical estimated exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at average exchange rates for the period. Depreciation is translated at the same exchange rates as the assets to which it relates.

Foreign exchange gains or losses are expensed.

(j)

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended December 31, 2003
(Expressed in Canadian Dollars)

Future income tax assets also result from unused loss carryforwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

The Company's accounting policy for future income taxes currently has no effect on the financial statements of any of the periods presented.

(k)

Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

Diluted loss per share has not been presented as the effect of outstanding options and warrants would be anti-dilutive.

(l)

Fair value of financial instruments

The carrying values of cash and equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair value due to their short term nature. The Company is not exposed to significant credit risk or interest rate risk.

(m)	Comparative figures Certain of the prior periods' comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

4.	MARKETABLE SECURITIES

	Number
	of Shares	Book value	Market value
December 31, 2003
Expatriate Resources Ltd. common shares	5,170,500	$517,050	$1,861,380
StrataGold Corporation common shares	206,093	-	86,559

March 31, 2003
Expatriate Resources Ltd. common shares	6,050,500	$605,050	$605,050

The common shares of StrataGold Corporation ("StrataGold") were acquired pursuant to divestiture by Expatriate Resources Ltd. ("Expatriate") of its gold property assets into StrataGold whereby shares of StrataGold were issued by Expatriate to its shareholders. In November 2003, the Company received 702,093 unrestricted common shares of StrataGold from Expatriate pursuant to this divestiture.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended December 31, 2003
(Expressed in Canadian Dollars)

5.	EQUIPMENT

		Accumulated	Net Book
	Cost	Depreciation	Value
December 31, 2003
Automotive	$24,514	$13,210	$11,304
Site equipment	77,551	25,202	52,349
	$102,065	$38,412	$63,653

March 31, 2003
Automotive	$24,514	$9,576	$14,938
Site equipment	77,551	15,264	62,287
	$102,065	$24,840	$77,225

6.	MINERAL PROPERTY INTERESTS

(a)	Durango State, Mexico
Inde Property

The Inde Property ("the Property") comprises approximately 270 hectares and consists of five mineral concessions, of which three are owned outright by the Company and two are held under option. The Company was assigned its interest in the Property in November 2001 from Hunter Dickinson Group Inc., ("HDGI"), a private company related by certain directors in common, in consideration for US$475,000, which was paid during the 2002 fiscal year. The Company also assumed the position of HDGI in the option agreement to acquire two of the claims from the underlying vendor which, as amended during the current fiscal year, will require future semi- annual payments of US$125,000 commencing in December, 2003 until a required balloon payment of US$3.0 million in June 2006. These two claims carry a net smelter returns royalty of 4%, capped at an aggregate of US$2.0 million.

During the 2003 fiscal year, the Company paid finder's fees in connection with the Property of $43,393 and 265,680 common shares, and also paid the underlying property vendor US$25,000 (2002 – US$125,000) in connection with the option agreement assigned from HDGI. No further finder's fees are owed on this property.

In December 2003, the Company optioned the Property to Minera Bugambilias, S.A. de C.V. ("Bugambilias"). Bugambilias can earn up to a 70% interest in the Inde Property by exercising two options. Under the First Option, Bugambilias can earn a 51% interest by incurring $2.2 million in expenditures on the property within three years, of which $100,000 must be spent in the first year; a further $500,000 in the second year and a further $1.6 million in the third year. Bugambilias must also make option payments on the property to keep it in good standing for the first year.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended December 31, 2003
(Expressed in Canadian Dollars)

(b)	British Columbia, Canada

Subsequent to the quarter end in January 2004, the Company acquired 100% interests in the Sitka, Bob, JMD, Buck and RAD mineral properties.

Amarc has acquired a 100% interest in the 1,275 hectare Sitka Gold Property ("Sitka"), located 30 kilometres northeast of Port Hardy, British Columbia, by paying $20,000 in cash and issuing 80,000 shares of Amarc to an independent prospector. The deposit target at Sitka is high grade gold in quartz veins similar to the former Snip producing gold mine.

Amarc has purchased a 100% interest in the 1,200 hectare Bob and adjacent 100 hectare JMD properties, located 80 km west of Quesnel, by issuing 200,000 shares of the Company to a third party prospecting partnership. Of the 200,000 shares, 50,000 will be held in escrow until Amarc has reached a third party joint venture agreement or has completed a total of $250,000 in exploration expenditures. The JMD property is located 1.5 kilometres to the west of the Bob Property and covers a similar new discovery on which no historic work has been completed. The target at Bob is a high grade-epithermal gold vein deposit similar to those at the Ken Snyder mine in Nevada.

Amarc purchased a 100% interest in the 4,750 hectare Buck claims by paying $65,929, which represents the cost of staking the property and line cutting to establish a survey grid over it. Induced polarization surveys have identified two high contrast anomalies for further exploration in 2004. The Buck claims are located 20 kilometres south of Houston and 27 kilometres from the former Equity Silver mine, a transitional deposit within the epithermal/porphyry environment.

Amarc purchased a 100% interest in the 2,000 hectare RAD claims from United Mineral Services Ltd., a private company wholly owned by a director of Amarc, by paying the $8,000 staking cost. The RAD claims are located 250 kilometres west of the City of Williams Lake. The target at RAD is a bulk tonnage gold-copper porphyry deposit.

(c)	Manitoba, Canada Fox River Property

By an agreement dated November 15, 2001, the Company acquired the right to participate in the Fox River Project by investing in and becoming a general partner of the Precious Exploration Limited Partnership ("PELP"), which held an option to acquire property interests comprising four Special Exploration Permits located near Thompson, Manitoba. Specifically, the property comprised two permits covering 285,588 hectares owned 100% by Falconbridge Limited and two permits covering 28,392 hectares which were subject to an option agreement between Falconbridge Limited and W. Bruce Dunlop Limited NPL.

In a related arrangement, Rockwell Ventures Inc. ("Rockwell"), which had originally acquired the Fox River Project option from HDGI and which is a public company also related by certain common directors, was unable to complete on the option and quitclaimed its interest in PELP and the Fox River Project in favor of the Company. In consideration, the Company agreed to issue to Rockwell up to 1,000,000 share purchase warrants, issuable as to 200,000 share purchase warrants per $2.5 million in property expenditures, of which on December 31, 2001 the Company issued 200,000 first year warrants, exercisable at $1.00 for two years. The warrants expired unexercised on December 31, 2003.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended December 31, 2003
(Expressed in Canadian Dollars)

In December 2002, the Company sought an extension to earn an interest in the Fox River property, which extension was not agreed to by Falconbridge Limited. In January 2003, the Company terminated its option to earn a 60% participating joint venture interest from Falconbridge Limited on the Fox River Project. Accordingly, no further warrants are issuable by Amarc to Rockwell relating to this property.

(d)	Canadian Properties
Yukon Territory and Saskatchewan, Canada

The Company has a 5% net profits interest (NPI) in the 46 mineral claims comprising the Ana Property in the Yukon, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. The Company has neither active exploration programs nor does it plan to undertake any new programs on these properties at the present time.

7.	EXPLORATION EXPENSES

	Mexican - Inde	Canadian	Nine months ended Dec. 31
	Property	Properties	2003	2002
Assays and analysis	$575	$–	575	$66,523
Drilling	–	–	–	643,309
Engineering	–	3,734	3,734	5,080
Equipment rental	1,119	–	1,119	30,128
Freight	–	–	–	13,734
Geological	3,809	30,268	34,077	491,022
Government grants	–	–	–	(97,438)
Graphics	–	–	–	31,152
Helicopter	–	–	–	73,830
Option payments	–	–	–	45,078
Property fees/assessment	(6,138)	500	(5,638)	91,965
Site activities	23,109	6,512	29,621	192,316
Travel and accommodation	241	–	241	38,479
Incurred during the period	22,715	41,014	63,729	1,625,178
Cumulative exploration expenses,
beginning of period	2,323,210	1,810,526	4,133,736	3,728,406

Cumulative exploration expenses,
end of period	$2,345,925	$1,851,540	$4,197,465	$5,353,584

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended December 31, 2003
(Expressed in Canadian Dollars)

8.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of 100,000,000 common shares, without par value.

(b)	Issued and outstanding common shares

		Number of
Common shares issued:	Price	Shares	Amount
Balance March 31, 2001		9,770,000	$6,541,359
Issued during fiscal 2002
Private placement, January 2002 (net of issue costs)	$0.40	2,500,000	913,649
Private placement, March 2002 (net of issue costs)	$0.40	2,500,000	905,744
Balance March 31, 2002		14,770,000	8,360,752
Issued during fiscal 2003
Warrants exercised	$0.40	87,500	35,000
Property option payment, September 2002	$0.42	25,500	10,467
Property option payment, October 2002	$0.18	240,180	43,232
Private placement, August 2002 (net of issue costs)	$0.60	345,710	186,224
Balance March 31, 2003		15,468,890	8,635,675
Issued during fiscal 2004
Options exercised	$0.18	30,000	5,400
Warrants exercised	$0.40	766,000	306,400
Warrants exercised	$0.73	32,167	23,482
Private placement, October 2003(i)	$0.30	13,000,000	3,867,868
Private placement, December 2003(ii)	$0.55	8,002,084	4,203,002
Balance December 31, 2003		37,299,141	$17,041,827

(i)
On October 31, 2003 the Company announced a private placement of 13,000,000 units at a price of $0.30 per unit of which 5,047,000 were flow-through units and 7,953,000 were non flow-through units. Each unit was comprised of one common share and one share purchase warrant exercisable to purchase a common share at a price of $0.34 for a two year period. The warrants are subject to a 45 day accelerated expiry if the closing trade price of the Company's common shares on the TSX Venture Exchange is at least Cdn$0.68 for any ten consecutive trading days. This placement completed on December 31, 2003 (note 8(d)).

(ii)
In December 2003, the Company announced and completed a private placement of 8,002,084 units of which 4,397,906 were flow-through and 3,604,178 were non flow- through at a price of $0.55 per unit. Each unit was comprised of one common share and one share purchase warrant exercisable to purchase a common share at a price of $0.60 for a one year period. The warrants are subject to a 45 day accelerated expiry if at any time following the expiry of the four month hold period, the closing trade price of the Company's common shares on the TSX Venture Exchange is at least Cdn$1.10 for any ten consecutive trading days.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended December 31, 2003
(Expressed in Canadian Dollars)

(c)	Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders that allows the Company to grant up to 2,970,000 share purchase options, vesting over up to two years, subject to regulatory terms and approval, to its employees, officers, directors and consultants. The exercise price of each option can be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of five years and terminate 30 days following the termination of the optionee's employment, except in the case of retirement or death.

The continuity of share purchase options for the nine months ending December 31, 2003 is:

	Exercise	Mar. 31			Expired/	Dec. 31
Expiry date	Price	2003	Granted	Exercised	Cancelled	2003
April 5, 2003	$0.56	1,200,000	–	–	(1,200,000)	–
January 30, 2004	$0.48	667,000	–	–	(154,000)	513,000
December 20, 2004	$0.18	97,000	–	(30,000)	–	67,000
May 9, 2005	$0.17	–	7,000	–	–	7,000
March 21, 2005	$0.31	–	2,253,000	–	–	2,253,000
March 21, 2005	$0.36	–	25,500	–	–	25,500
March 21, 2005	$0.49	–	73,000	–	–	73,000
		1,964,000	2,358,500	(30,000)	(1,354,000)	2,938,500
Weighted average
exercise price		$0.51	$0.32	$0.18	$0.55	$0.34

The contractual remaining life of share purchase options is 0.33 years.

Subsequent to December 31, 2003, 10,000 share purchase options were exercised at $0.31 and 513,000 share purchase options were exercised at $0.48.

The exercise prices of all share purchase options granted during the period were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during the period have been reflected in the statement of operations as follows:

	Nine months ended	Year ended
	Dec. 31, 2003	Mar. 31, 2003
Exploration
Engineering	$978	$–
Environmental, socioeconomic and land	1,711	–
Geological	16,452	–
	19,141	–
Office and administration	28,960	5,805
Total compensation cost recognized in operations,
credited to contributed surplus	$48,101	$5,805

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended December 31, 2003
(Expressed in Canadian Dollars)

The assumptions used to estimate the fair value of options granted during the period were:

Risk free interest rate	3%
Weighted average expected life	1.37 years
Weighted average expected volatility	50%
Expected dividends	nil

(d)	Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the nine months ending December 31, 2003 is:

	Exercise	Mar. 31			Expired/	Dec. 31
Expiry date	Price	2003	Issued	Exercised	Cancelled	2003
December 27, 2003 (ii)	$0.73	345,710	–	(32,167)	(313,543)	–
December 31, 2003 (iii)	$0.50	200,000	–	–	(200,000)	–
January 7, 2004 (i)	$0.40	2,412,500	–	(766,000)	–	1,646,500
March 8, 2004 (iv)	$0.50	2,500,000	–	–	–	2,500,000
December 31, 2004	$0.60	–	8,002,084	–	–	8,002,084
December 31, 2005	$0.34	–	13,000,000	–	–	13,000,000
		5,458,210	21,002,084	(798,167)	(513,543)	25,148,584
Weighted average
exercise price		$0.47	$0.44	$0.41	$0.64	$0.44

	(i)	In December 2002, the TSX Venture Exchange gave approval for 2,412,500 warrants to have their original expiry dates of January 7, 2003 and July 7, 2003 extended to January 7, 2004.
(ii)
Each share purchase warrant entitles the holder to purchase an additional common share at a price of $0.73 until December 27, 2003. The share purchase warrants are subject to a 45-day accelerated expiry if the closing price of the common shares of the Company as traded on the TSX Venture Exchange is at least $1.10 for ten consecutive trading days.

	(iii)	In December 2002, the Company amended the exercise price of 200,000 warrants from their original price of $1.00 to $0.50.
	(iv)	In September 2003, the TSX Venture Exchange gave approval to extend the expiry date of 2,500,000 share purchase warrants from September 8, 2003 to March 8, 2004.

The contractual remaining life of share purchase warrants is 1.37 years.

Subsequent to December 31, 2003, 1,646,500 share purchase warrants were exercised at $0.40 and 1,287,500 share purchase warrants were exercised at $0.50.

(e)	Contributed surplus

Balance, March 31, 2002	$–
Changes during 2003:
Non-cash share-based compensation (note 7(c))	5,805
Contributed surplus, March 31, 2003	5,805
Changes during 2004:
Non-cash share-based compensation (note 7(c))	48,101
Contributed surplus, December 31, 2003	$53,906

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended December 31, 2003
(Expressed in Canadian Dollars)

9.	RELATED PARTY BALANCES AND TRANSACTIONS

	As at	As at
Balances receivable (payable)	December 31, 2003	March 31,2003
Hunter Dickinson Inc. (a)	$100,456	$(258,534)
Hunter Dickinson Group Inc. (b)	3,424	92,984
Total	$103,880	$(165,550)

	Nine months ended	Year ended
Transactions	December 31, 2003	March 31, 2003
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$200,266	$973,289
Hunter Dickinson Group Inc. (b)	9,600	20,736
C.E.C. Engineering Ltd. (c)	–	10,123

(a)
Hunter Dickinson Inc. ("HDI") and its wholly-owned subsidiaries are private companies with certain directors in common that provide geological, technical, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996. Balances receivable from (payable to) Hunter Dickinson Inc. have arisen in the normal course of exploration work on the Company's mineral properties and operating expenses.

	(b)	Hunter Dickinson Group Inc. ("HDGI") is a private company with certain directors in common that provides consulting services at market rates to the Company.

	(c)	C.E.C. Engineering Ltd. is a private company controlled by a director, that provides engineering management services to the Company based on the fair market value of those services.

10.	RECLAMATION DEPOSIT

In March 2002, the Company deposited $70,000 in trust with Gordon J. Fretwell Law Corporation as a reclamation deposit related to the Fox River Property (note 6(b)). On January 10, 2003, the Company terminated the option with Falconbridge on the Fox River property. The reclamation deposit in the amount of $70,000 was returned to the Company in  June 2003.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended December 31, 2003
(Expressed in Canadian Dollars)

11.	GOVERNMENT GRANTS

During the year ended March 31, 2003, the Company received $97,438 (year ended March 31, 2002 - $387,880) from the Manitoba Mineral Exploration Assistance Program, a program which provides financial assistance for non -fuel mineral exploration in Manitoba, in respect of its work on the Fox River Property. Under the terms of this program, the Company is eligible for a rebate of 35% of qualifying expenditures. As each grant application is subject to government review and approval, the Company records the proceeds of these grants upon receipt, as a reduction of exploration expenses.

12.	INCOME TAXES

As of March 31, 2003, the Company had approximately $2.0 million in non-capital losses and approximately $2.0 million in capital losses available for Canadian tax purposes to reduce taxable income in future years. These non-capital losses expire in various periods ranging from 2004 to 2010. Future tax benefits, if any, resulting from the application of these losses have not been reflected in these financial statements, as it cannot be considered more likely than not that they will be realized.

13.	COMMITMENTS

At December 31, 2003, the Company is committed to incur prior to December 31, 2004, on a best efforts basis, approximately $3.9 million in qualifying Canadian exploration expenses, pursuant to a private placement for which flow-through proceeds were received on December 31, 2003 and renounced to subscribers on that date.

14.	SUBSEQUENT EVENTS

Subsequent to the period end, the Company

	(a)	issued 3,457,000 common shares pursuant to the exercise of share purchase options and warrants,

	(b)	acquired a 100% interest in the Sitka Gold Property by paying $20,000 in cash and issuing 80,000 shares of Amarc to an independent prospector (note 6(b)),

	(c)	purchased a 100% interest in the 1,200 hectare Bob and JMD properties through issuing 200,000 shares of Amarc to a third party prospecting partnership (note 6(b)),

	(d)	purchased a 100% interest in the RAD claims by paying the $8,000 staking costs note 6(b)),

	(e)	purchased a 100% interest in the Buck claims by paying $65,929 which was the cost of staking the property and line cutting (note 6(b)), and

	(f)	announced it had reached agreements in principle to privately place 2 million units in its capital at a price of $0.75 for gross proceeds of $1.5 million.